                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark one)
[x] Annual report to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

      For the fiscal year ended December 31, 1998


                                       OR


[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)


     For the transition period from _________________ to _________________.


     Commission file number :  000-25256



        ORTHODONTIC CENTERS OF AMERICA, INC. 401(K) PROFIT SHARING PLAN
        ---------------------------------------------------------------
              (Full title of the plan and the address of the plan,
               if different from that of the issuer listed below)



                      ORTHODONTIC CENTERS OF AMERICA, INC.
                     5000 Sawgrass Village Circle, Suite 25
                        Ponte Vedra Beach, Florida 32082
                        --------------------------------
                   (Name of the issuer of the securities held
                    pursuant to the plan and the address of
                        its principal executive office)

                             REQUIRED INFORMATION

        Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                            Financial Statements and
                             Supplemental Schedules


                     Years ended December 31, 1998 and 1997



                                    CONTENTS

Report of Independent Auditors...............................   3

Financial Statements

Statements of Net Assets Available for Benefits..............   5
Statements of Changes in Net Assets Available for Benefits...   6
Notes to Financial Statements................................   7

Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes...  14
Item 27d - Schedule of Reportable Transactions...............  15

                         Report of Independent Auditors


The Plan Administrator
Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by First Union National Bank of North Carolina, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1997 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1997. The form and content of the information included in the 1997 financial statements, other than that derived from the information certified by the custodian, has been audited by us and, in our opinion, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above of the Orthodontic Centers of America, Inc., 401(k) Profit Sharing Plan as of December 31, 1998, and for the year then ended present fairly, in all material respects, the net assets available for benefits of Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan as of December 31, 1998, and changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1998 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 1998 and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/ Ernst & Young LLP

June 29, 1999

        Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                Statements of Net Assets Available for Benefits

                                                                      December 31
                                                                  1998            1997
                                                          ---------------------------------
Assets
Investments, at fair value:
 Common trust funds                                              $1,680,949      $  832,427
 Mutual fund                                                        753,393         462,623
 Employer security                                                   71,532          40,989
                                                          ---------------------------------
Total investments                                                 2,505,874       1,336,039

Contributions receivable:
 Participants                                                        32,906          19,532
 Employer                                                             5,064           3,706
                                                          ---------------------------------
Total contributions receivable                                       37,970          23,238
                                                          ---------------------------------
Net assets available for benefits                                $2,543,844      $1,359,277
                                                          =================================

See accompanying notes.

        Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

           Statements of Changes in Net Assets Available for Benefits



                                                                Year ended December 31
                                                                 1998             1997
                                                         ----------------------------------
ADDITIONS
Investment income:
 Net appreciation in fair value of investments                  $  311,800       $  212,401
                                                         ----------------------------------
                                                                   311,800          212,401
Contributions:
 Participants                                                      765,979          415,925
 Employer                                                          188,985          110,538
                                                         ----------------------------------
                                                                   954,964          526,463
Rollovers from other plans                                         101,990           11,966
                                                         ----------------------------------
Total additions                                                  1,368,754          750,830

DEDUCTIONS
Benefit payments                                                   184,187          121,059
                                                         ----------------------------------
Net increase                                                     1,184,567          629,771

Net assets available for benefits, beginning of year             1,359,277          729,506
                                                         ----------------------------------
Net assets available for benefits, end of year                  $2,543,844       $1,359,277
                                                         ==================================

See accompanying notes.

        Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                         Notes to Financial Statements

                               December 31, 1998


1. DESCRIPTION OF THE PLAN

The following description of the Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Orthodontic Centers of America, Inc. plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering employees of Orthodontic Centers of America, Inc. (the Company) who have attained the age of 21 and one year of service. Orthodontists and leased employees are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15% of their total compensation. Matching contributions by the Company are discretionary. The matching contribution for 1998 and 1997 was 40% of each participant's contribution, limited to $600. In addition to matching contributions, the Company may make additional discretionary contributions, although it made no such contributions in 1998 or 1997.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of four investment options: (1) Stable Group Trust Portfolio, (2) Enhanced Stock Market Fund, (3) Evergreen Select Balanced Fund, and (4) Orthodontic Centers of America, Inc. Company Stock Fund.

        Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants vest immediately in their contributions. Participants vest in the Company's contributions after five years of service.

BENEFIT PAYMENTS

Upon retirement, termination of employment with the Company, or death, participants or their beneficiaries receive the total balance of their accounts in the form of a lump-sum payment. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined in the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

INVESTMENTS

The Plan's funds are invested in common trust funds and a mutual fund for which the trustee and custodian is First Union National Bank of North Carolina (First Union). Effective in 1997, the Plan also invests in Orthodontic Centers, Inc. common stock, which is held in a separate Common Stock Trust. The trustee of the Common Stock Trust is a representative of the Company, and the custodian is First Union. Investments in common trust funds are carried at the Plan's pro rata interest in the fair value of the fund's net assets, as determined by the custodian on the last business day of the year. Investments in the mutual fund and Orthodontic Centers of America, Inc. common stock are valued at quoted market prices on the last business day of the year.

        Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADMINISTRATIVE EXPENSES

The Company pays all of the administrative costs of the Plan.

PRIORITIES UPON TERMINATION

Although the Company has not expressed any intent to do so, the Company may discontinue its contribution or the Plan may be terminated subject to the provisions of ERISA at the Company's option. If the Plan should be terminated, the net assets available for plan benefits shall be liquidated. Amounts credited to the accounts of participants shall become fully vested and nonforfeitable as of the date of such termination.

3. INVESTMENTS

Financial information relating to all of the Plan's investments as of December 31, 1997 and the related investment income for the year then ended are included in the accompanying financial statements based upon information certified as complete and accurate by the custodian.

        Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

4. PARTICIPANT-DIRECTED INVESTMENT PROGRAMS

The Plan provides for participant-directed investment programs providing a choice of separate funds. Amounts relating to balances and activity of each of those individual funds for 1998 were as follows:

                                                                                                    ORTHODONTIC
                                                            STABLE       ENHANCED     EVERGREEN      CENTERS OF
                                                            GROUP         STOCK         SELECT     AMERICA, INC.
                                                            TRUST         MARKET       BALANCED       COMPANY
                                                          PORTFOLIO        FUND          FUND        STOCK FUND        Total
                                                       ------------------------------------------------------------------------
Assets
Investments, at fair value:
 Common trust funds                                        $568,923     $1,112,026     $      -         $      -     $1,680,949
 Mutual fund                                                      -              -      753,393                -        753,393
 Employer security                                                -              -            -           71,532         71,532
                                                       ------------------------------------------------------------------------
Total investments                                           568,923      1,112,026      753,393           71,532      2,505,874

Contributions receivable:
 Participants                                                15,112          9,239        7,434            1,121         32,906
 Employer                                                     3,394            906          627              137          5,064
                                                       ------------------------------------------------------------------------
Total contributions receivable                               18,506         10,145        8,061            1,258         37,970
                                                       ------------------------------------------------------------------------
Net assets available for benefits                          $587,429     $1,122,171     $761,454         $ 72,790     $2,543,844
                                                       ========================================================================

Additions
Investment income:
 Net appreciation in fair value of assets                  $ 21,164     $  214,609     $ 67,288         $  8,739     $  311,800

Contributions:
 Participants                                               320,561        236,649      180,846           27,923        765,979
 Employer                                                    89,342         51,711       41,261            6,671        188,985
                                                       ------------------------------------------------------------------------
                                                            409,903        288,360      222,107           34,594        954,964
Rollovers from other plans                                   58,107         24,300       11,638            7,945        101,990
                                                       ------------------------------------------------------------------------
Total additions                                             489,174        527,269      301,033           51,278      1,368,754

Deductions
Benefit payments                                            (67,887)       (70,298)     (31,061)         (14,941)      (184,187)

Interfund transfer, net                                     (61,364)        43,572       23,225           (5,433)             -
                                                       ------------------------------------------------------------------------
Net increase                                                359,923        500,543      293,197           30,904      1,184,567

Net assets available for benefits, beginning of year        227,506        621,628      468,257           41,886      1,359,277
                                                       ------------------------------------------------------------------------
Net assets available for benefits, end of year             $587,429     $1,122,171     $761,454         $ 72,790     $2,543,844
                                                       ========================================================================

        Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

4. PARTICIPANT-DIRECTED INVESTMENT PROGRAMS (CONTINUED)

Amounts relating to balances and activity of each of those individual funds for 1997 were as follows:

                                                                                                      ORTHODONTIC
                                                                STABLE      ENHANCED    EVERGREEN      CENTERS OF
                                                                GROUP        STOCK        SELECT     AMERICA, INC.
                                                                TRUST        MARKET      BALANCED       COMPANY
                                                              PORTFOLIO       FUND         FUND        STOCK FUND        Total
                                                           ----------------------------------------------------------------------
Assets
Investments, at fair value:
 Common trust funds                                            $217,771     $614,656     $     -           $     -     $  832,427
 Mutual fund                                                          -            -      462,623                -        462,623
 Employer security                                                    -            -            -           40,989         40,989
                                                           ----------------------------------------------------------------------
Total investments                                               217,771      614,656      462,623           40,989      1,336,039

Contributions receivable:
 Participants                                                     7,505        6,216        5,063              748         19,532
 Employer                                                         2,230          756          571              149          3,706
                                                           ----------------------------------------------------------------------
Total contributions receivable                                    9,735        6,972        5,634              897         23,238
                                                           ----------------------------------------------------------------------
Net assets available for benefits                              $227,506     $621,628     $468,257          $41,886     $1,359,277
                                                           ======================================================================

ADDITIONS
Investment income:
 Net appreciation (depreciation) in fair value of assets       $  7,379     $134,292     $ 72,561          $(1,831)    $  212,401

Contributions:
 Participants                                                   135,719      149,218      123,827            7,161        415,925
 Employer                                                        46,476       33,043       29,625            1,394        110,538
                                                           ----------------------------------------------------------------------
                                                                182,195      182,261      153,452            8,555        526,463
Rollovers from other plans                                       11,966            -            -                -         11,966
                                                           ----------------------------------------------------------------------
Total additions                                                 201,540      316,553      226,013            6,724        750,830

DEDUCTIONS
Benefit payments                                                (10,700)     (79,812)     (30,298)            (249)      (121,059)

Interfund transfer, net                                         (31,176)      29,293      (33,528)          35,411              -
                                                           ----------------------------------------------------------------------
Net increase                                                    159,664      266,034      162,187           41,886        629,771

Net assets available for benefits, beginning of year             67,842      355,594      306,070                -        729,506
                                                           ----------------------------------------------------------------------
Net assets available for benefits, end of year                 $227,506     $621,628     $468,257          $41,886     $1,359,277
                                                           ======================================================================

        Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits at December 31, 1998 per the financial statements to the Form 5500:

                                                            December 31
                                                          1998        1997
                                                       ---------------------
Net assets available for benefits per the
  financial statements                                 2,543,844   1,359,277
Participants' contribution receivable                    (32,906)         --
Employer's contribution receivable                        (5,064)         --
                                                       ---------------------
Net assets available for benefits per the
  Form 5500                                            2,505,874   1,359,277

The following is a reconciliation of contributions to the Plan at December 31, 1998 and 1997 per the financial statements to the Form 5500:

                                                            December 31
                                                          1998        1997
                                                       ---------------------
Contributions per the financial statements               954,964     526,463
Participants' contribution receivable                    (32,906)         --
Employer's contribution receivable                        (5,064)         --
                                                       ---------------------
Contributions per the Form 5500                          916,994     526,463

Differences between the financial statements and the Form 5500 are due to the preparation of the financial statements using the accrual basis and the preparation of the Form 5500 using the cash basis.

        Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

6. FORFEITURES

As of December 31, 1998 and 1997, there was approximately $15,900 and $2,600, respectively, of forfeited nonvested accounts. Forfeitures are used to reduce employer contributions in the year following the forfeiture.

7. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 16, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

8. YEAR 2000 ISSUE (UNAUDITED)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company has addressed internal systems that must be modified or replaced to function properly. The Company has substantially completed this phase of the project. Through December 31, 1998, the Company has incurred costs of approximately $34,000 with respect to year 2000 conversion. Additional costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

The Company has also established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they are year 2000 compliant. If modification of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. The Company has not developed a contingency plan because they are confident that all systems will be year 2000 ready.

        Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

           Item 27a - Schedule of Assets Held for Investment Purposes

                          EIN: 72-1278948  PN: 001

                               December 31, 1998



                                     Description of Investment,
                                      Including Maturity Date,
 Identity of Issue, Borrower,            Rate of Interest,                               CURRENT
    Lessor or Similar Party              Collateral or Par                COST            VALUE
----------------------------------------------------------------------------------------------------

Common Trust Funds:

 *First Union National Bank of
  North Carolina - Enhanced
  Stock Market Fund                        15,521 shares                 $  803,520       $1,112,026

 *First Union National Bank of
  North Carolina - Stable
  Group Trust Portfolio                    11,057 shares                    546,250          568,923

Mutual Fund:

 Evergreen Select Balanced Fund            36,428 shares                    627,670          753,393

Employer Security:

 *Orthodontic Centers of
  America, Inc. Company Stock Fund         3,838 shares                      67,171           71,532
                                                                  ----------------------------------
                                                                         $2,044,611       $2,505,874
                                                                  ==================================

* - Indicates party-in-interest to the Plan.

        Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                 Item 27d - Schedule of Reportable Transactions

                          EIN: 72-1278948      PN: 001

                          Year ended December 31, 1998



                                                                                  CURRENT VALUE
                                                 TOTAL      TOTAL                  OF ASSET ON      NET
                                               VALUE OF    VALUE OF    COST OF     TRANSACTION      GAIN
         Identity of Party Involved            PURCHASES    SALES       ASSET         DATE         (LOSS)
---------------------------------------------------------------------------------------------------------
Category (iii)--A series of transactions in excess of 5% of plan assets.
First Union National Bank of North Carolina
 Stable Group Trust Portfolio                   $499,569   $      -    $499,569        $     -     $    -

First Union National Bank of North Carolina
 Stable Group Trust Portfolio                          -    169,581     164,175         169,581     5,406

First Union National Bank of North Carolina
 Enhanced Stock Market Fund                      362,901          -     362,901               -         -

First Union National Bank of North Carolina
 Enhanced Stock Market Fund                            -     80,140      60,125          80,140    20,015

First Union National Bank of North Carolina
 Evergreen Select Balanced Fund                  272,403          -     272,403               -         -

First Union National Bank of North Carolina
 Evergreen Select Balanced Fund                        -     48,922      41,926          48,922     6,996

There were no category (i), (ii) or (iv) reportable transactions during 1998.

                                   SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     ORTHODONTIC CENTERS OF AMERICA, INC.
                                     401(K) PROFIT SHARING PLAN



August 17, 1999                      By: /s/ Brian D. Reynolds
                                         ----------------------------
                                         First Union National Bank
                                         The Trustee

                                 EXHIBIT INDEX


23  Consent of Ernst & Young LLP, Independent Auditors